EXHIBIT 14.1

MINES MANAGEMENT, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

Adopted December 2, 2008

The business of Mines Management, Inc. (the “Company”) shall be conducted with honesty and integrity and in accordance with the highest ethical and legal standards.  This Code of Ethics (the “Code”) has been adopted by the Company pursuant to Section 406 of Regulation S-K of the Securities and Exchange Commission and Section 807 of the NYSE Euronext Company Guide (the “Applicable Rules”) in order to provide written standards and guidance to the Company’s directors, officers and employees (collectively, “Covered Persons”) to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Compliance with applicable governmental laws, rules and regulations;

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Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•	The prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

•	Accountability for adherence to the Code.

This Code is the sole code of ethics adopted by the Company for the purposes of the Applicable Rules.  Insofar as other policies or procedures of the Company govern or purport to govern the behavior or activities of Covered Persons, such policies and procedures are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code.  In addition, such policies and procedures shall not be deemed in any way to define or broaden the obligations of Covered Persons under this Code.

1.             Honest and Ethical Conduct.

The Company is committed to compliance with the highest ethical standards in pursuing its business interests and expects Covered Persons to observe those standards.  Stated generally, some of the ethical standards to which the Company is committed, and for which all Covered Persons are individually accountable, are as follows:

•	Conducting the Company’s business in compliance with applicable governmental laws, rules, and regulations.

•	Dealing ethically in transactions with contractors, suppliers, customers, employees and others.

•	Avoiding situations where personal interests are, or appear to be, in conflict with the Company’s interests.

•	Responsibly using and protecting the Company’s assets, including property, equipment, facilities, funds and information.

•	Maintaining confidentiality of nonpublic information and not acting on such information for personal gain.

Some of these ethical standards are discussed in more detail below.

2.             Compliance with Law.

The Company and all Covered Persons should respect and comply with all of the applicable laws, rules and regulations of the United States and the other countries and state, local and other jurisdictions in which the Company conducts its business or in which the Company’s stock is traded.

The Company is subject to legal requirements that are both numerous and complex.  All Covered Persons should understand those laws that apply to them in the performance of their jobs and take steps to ensure that the Company’s operations with which they are involved are conducted in conformity with those laws.  The failure of Covered Persons to adhere to the letter and the spirit of the law could result in both personal and corporate criminal liability.  Each Covered Persons is personally responsible for complying with the law.  In addition, each Covered Person is charged with the responsibility of reporting to the Chief Financial Officer (“Compliance Officer”) any behavior or conduct related to the Company’s business or affairs that could reasonably constitute a criminal offense.  If a Covered Person has any concern whatsoever that his or her conduct or the conduct of others may result in personal or criminal liability, the Covered Person should seek specific guidance and advice from a Compliance Officer.

These laws include:

•      Prohibition on insider trading.  U.S. Federal securities laws prohibit persons with access to or knowledge of material, non-public information about the Company from buying, selling, or otherwise trading in the Company’s securities.

•      Foreign Corrupt Practices Act.  The U.S. Foreign Corrupt Practices Act generally prohibits payments or gifts to foreign officials, political parties, or candidates for the purpose of influencing their decision, the decisions of foreign government, or gaining any improper advantage.

This Code does not summarize all laws, rules and regulations applicable to the Company and its employees.  Please consult the Compliance Officer or the various guidelines that the Company has prepared on specific laws, rules and regulations for additional information.

3.             Conflicts of Interest.

Conflicts of interest are prohibited as matter of Company policy.  A “conflict of interest” exists when a person’s private interest interferes or conflicts, or appears to interfere or conflict, with the interests of the Company or the person’s duties to the Company.  Conflicts of interest may also arise when a person, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company or takes an action or has a personal interest that may adversely influence his or her objectivity or the exercise of sound, ethical business judgment.  For example, a conflict of interest could exist if a Covered Person:

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Accepts a gift, service, payment or other benefit of more than nominal value from a competitor, supplier, or customer of the Company, or any entity or organization with which the Company does business or seeks to do business; provided normal course of business gatherings sponsored by customers or suppliers shall be permissible;

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Lends to, borrows from, or has a material interest (equity or otherwise) in a competitor, supplier, or customer of the Company, or any entity or organization with which the Company does business or seeks to do business;

•	Accepts compensation (in any form) for services performed for the Company from any source other than the Company;

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Serves as a director, officer, partner, consultant, or in any other significant role, in any competitor, supplier, or customer of the Company, or any entity or organization with which the Company does business or seeks to do business;

•	Acts as a broker, finder or other intermediary for the benefit of a third party in transactions involving the Company or its interests;

•	Knowingly competes with the Company; or

•	Conducts significant outside business activity that precludes the Covered Person from devoting appropriate time and attention to his or her responsibilities with the Company.

Covered Persons are also prohibited from (a) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position; or (b) misuse of corporate property, information or position for personal gain.  Covered Persons owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

4.             Confidentiality

Covered Persons must maintain the confidentiality of information entrusted to them by the

Company or its customers, except when disclosure is expressly authorized by a Compliance Officer or is legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

5.             Public Reporting.

As a public company, it is of critical importance that the Company’s public disclosures, including filings with the Securities and Exchange Commission, be accurate and timely.  A Covered Person may be called upon to provide necessary information to assure that the Company’s public disclosures are complete, fair and understandable.  The Company expects Covered Persons to take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to the Company’s public disclosure requirements.

Each Covered Person must promptly bring to the attention of a Compliance Officer any material information of which that Covered Person may become aware that affects the disclosures made by the Company in its public filings or otherwise, and to otherwise assist the Company in fulfilling its disclosure responsibilities.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

In addition, each Covered Person must promptly bring to the attention of a Compliance Officer any information that the Covered Person may have concerning (i) significant deficiencies in the design or operation of internal control over financial reporting that could adversely affect the Company’s ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management, directors, or other Covered Persons.

6.             Compliance with this Code.

Covered Persons are expected to comply with all of the provisions of this Code.  Each Covered Person has an obligation to promptly notify the Compliance Officer in writing of any situation that may involve violation of this Code.  The Company will not allow retaliation for reports of potential violations that are made in good faith.

The Board of Directors will have primary authority and responsibility for the enforcement of this Code.  Any suspected violation of this Code shall be promptly reported to James Moore, Chief Financial Officer of the Company.  Mr. Moore will promptly forward all such reports to the Chairman of the Audit and Finance Committee, who will receive such reports on behalf of the Board of Directors (the  “Board”).  Mr. Moore may be reached as follows:

James H. Moore

Mines Management, Inc.

905 W. Riverside Ave., Suite 311

Spokane, Washington 99201

Telephone:  (509) 838-5060

Facsimile:   (509) 838-0486

E-mail:  jmoore@minesmanagement.com

If the Board receives information regarding an alleged violation of this Code, then the Board shall either directly or through the services of others under its supervision, which may include directors, members of management and outside counsel and advisors:

•	evaluate such information as to gravity and credibility;

•	if necessary, initiate an informal inquiry or a formal investigation with respect thereto;

•	if appropriate, prepare a written report of the results of such inquiry or investigation, including recommendations as to the disposition of such matter;

•	if appropriate, make the results of such inquiry or investigation available to the public (including disciplinary action); and

•	if appropriate, recommend changes to this Code that the Board deems necessary or desirable to prevent similar violations of this Code.

The Board shall enforce this Code through appropriate disciplinary actions.  It shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary actions to be taken against any Covered Person who has violated the Code.  The disciplinary actions available to the Board include counseling, oral or written reprimands, warnings, probations or suspensions (with or without pay), demotions, reductions in salary, terminations of employment, and restitution.

For the avoidance of doubt, the jurisdiction of the Board shall include, in addition to the Covered Person that violated this Code, any other employee involved in the wrongdoing such as (i) persons who fail to use reasonable care to detect a material violation and (ii) persons who withhold material information about a suspected violation of this Code when requested to divulge such information.

Situations that may involve a violation of this Code may not always be clear.  Covered Persons are encouraged to discuss questions or concerns about violations of laws, rules or regulations with Glenn Dobbs, the Company’s Chief Executive Officer, James Moore, the Company’s Chief Financial Officer, or the Company’s outside legal counsel, Patricia Peterson of Davis Graham & Stubbs LLP, telephone (303) 892-9400 and facsimile (303) 893-1379.

7.             Amendment and Waiver

This Code may only be amended by the Board, and any waiver or implicit waiver of this Code must be approved by the Board.  All amendments or waivers of the Code for a director or executive officer shall be disclosed promptly, but in no event more than four business days after such amendment or waiver, in the manner prescribed by the Securities and Exchange Commission, the NYSE Euronext, and as otherwise required by law.